Mail Stop 3561

June 7, 2006

<u>Via U.S. Mail</u>

Mr. Denis McGlynn
President and Chief Executive Officer
Dover Downs Gaming & Entertainment, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

      RE: Dover Downs Gaming & Entertainment, Inc.
             Form 10-K for the year ended December 31, 2005
             Filed March 9, 2006
             File No. 001-16791

Dear Mr. McGlynn:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief